SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)1

(Amendment No. 1)

Cross Country Healthcare, Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

22748P105
(CUSIP Number)

Kenneth F. Clifford
Metalmark Capital LLC
1177 Avenue of the Americas, 40th Floor
New York, NY 10036
Tel: (212) 823-1900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2004
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22748P105	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) METALMARK CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,835,805– See Item 6
	8	SHARED VOTING POWER -0- See Item 6
	9	SOLE DISPOSITIVE POWER 3,835,805– See Item 6
	10	SHARED DISPOSITIVE POWER -0- See Item 6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,835,805– See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0% – See Item 5
14	TYPE OF REPORTING PERSON* OO

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

CUSIP No. 22748P105	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MORGAN STANLEY DEAN WITTER CAPITAL PARTNERS IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,464,045 – See Item 6
	8	SHARED VOTING POWER -0- See Item 6
	9	SOLE DISPOSITIVE POWER 3,464,045 – See Item 6
	10	SHARED DISPOSITIVE POWER -0- See Item 6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,464,045 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8% – See Item 5
14	TYPE OF REPORTING PERSON* PN

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

CUSIP No. 22748P105	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MSDW IV 892 INVESTORS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 371,760 – See Item 6
	8	SHARED VOTING POWER -0- See Item 6
	9	SOLE DISPOSITIVE POWER 371,760 – See Item 6
	10	SHARED DISPOSITIVE POWER -0- See Item 6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371,760 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2% – See Item 5
14	TYPE OF REPORTING PERSON* PN

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

AMENDMENT NO. 1 TO SCHEDULE 13D

      This Amendment No. 1 amends the Report on Schedule 13D, originally filed on August 3, 2004 (the “Schedule 13D”). Unless indicated otherwise, all items left blank remain unchanged and any items that are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used without definition in this Amendment No. 1 have the respective meanings ascribed to them in the Schedule 13D.

      Item 1. Security and Issuer.

      Item 2. Identity and Background.

      Item 2 of the Schedule 13D is hereby replaced in its entirety with the following:

      (a) This Schedule 13D is being filed jointly on behalf of each of Metalmark Capital LLC, a Delaware limited liability company (“Metalmark”), Morgan Stanley Dean Witter Capital Partners IV, L.P., a Delaware limited partnership (“MSDWCP IV, L.P.”), and MSDW IV 892 Investors, L.P., a Delaware limited partnership (“MSDW IV 892”, together with Metalmark, MSDWCP IV, L.P. and MSDW IV 892, the “Reporting Persons”). By virtue of the subadvisory arrangement described in Item 6 below, Subadvisor (as defined below) will manage MSDWCP IV, L.P. and MSDW IV 892, L.P. on a subadvisory basis. See response to Item 6 below.

      (b) The address of the principal business and the principal office of the Reporting Persons is 1177 Avenue of the Americas, 40th Floor, New York, NY 10036. The name, business address and present principal occupation or employment of each member and officer of Metalmark is set forth on Schedule A.

      (c) Not applicable.

      (d) None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedule A attached hereto has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons listed on Schedule A attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Delaware. See also Schedule A.

      Item 3. Source and Amount of Funds or Other Consideration.

      Item 4. Purpose of Transaction.

     No acquisition or disposition of securities has occurred. The Reporting Persons are filing this Amendment No. 1 to report that the subadvisory relationship previously reported in the Schedule 13D commenced on September 30, 2004.

      Item 5. Interest in Securities of the Issuer.

      Item 2 of the Schedule 13D is hereby replaced in its entirety with the following:

(a) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by virtue of the subadvisory arrangement described in Item 6 below, Metalmark may be deemed to beneficially own 3,835,805 shares of Common Stock, or approximately 12.0% of the outstanding shares of Common Stock, which shares are held by MSDWCP IV, L.P. and MSDW IV 892, L.P.

      For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSDWCP IV, L.P. may be deemed to beneficially own 3,464,045 shares of Common Stock, or approximately 10.8% of the outstanding shares of Common Stock.

      For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSDW IV 892 may be deemed to beneficially own 371,760 shares of Common Stock, or approximately 1.2% of the outstanding shares of Common Stock.

      The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

      (b) By virtue of the subadvisory arrangement described in Item 6 below, Metalmark may be deemed to have sole voting and dispositive power with respect to the shares of Common Stock owned by MSDWCP IV, L.P. and MSDW IV 892, L.P. See response to Item 6 below.

      (c) None of the Reporting Persons has not effected any transaction in the Common Stock during the past 60 days.

      (d) By virtue of the subadvisory arrangement described in Item 6 below, Metalmark may be deemed to have the sole power to direct the receipt of dividends declared on the shares of Common Stock held by MSDWCP IV, L.P. and MSDW IV 892, L.P. and the proceeds from the sale of such shares of Common Stock. See response to Item 6 below.

      (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Item 6 of the Schedule 13D is hereby replaced in its entirety with the following:

     On July 22, 2004, Metalmark Subadvisor LLC (“Subadvisor”), Metalmark (the parent entity of Subadvisor) and certain affiliates of MS agreed that Subadvisor would manage MSDWCP IV, L.P. and MSDW IV 892, L.P. on a subadvisory basis. This subadvisory relationship commenced on September 30, 2004. The management authority of Subadvisor is as set forth in a Power of Attorney, the form of which is attached hereto as Exhibit 1. By virtue of the subadvisory arrangement, Metalmark may be deemed to have sole voting and dispositive power with respect to the shares of Common Stock owned by MSDWCP IV, L.P. and MSDW IV 892, L.P. In addition, under the subadvisory arrangement, Morgan Stanley Dean Witter Capital Investors IV, L.P., a fund related to MSDWCP IV, L.P. and MSDW IV 892, L.P., is effectively obligated to vote or direct the vote and to dispose or direct the disposition of any Common Stock owned directly by it on the same terms and conditions as MSDWCP IV, L.P. and MSDW IV 892, L.P. Metalmark is an independent private equity firm led by Howard I. Hoffen and senior team members from Morgan Stanley Capital Partners. See the Report on Schedule 13G relating to the Common Stock, originally filed on February 13, 2002, as amended by Amendment No. 2 thereto filed on February 13, 2003 and Amendment No. 3 thereto filed on February 14, 2005, jointly filed on behalf of the following persons: (1) Morgan Stanley; (2) Morgan Stanley Venture Capital III, Inc.; (3) Morgan Stanley Venture Partners III, L.L.C.; (4) Morgan Stanley Venture Partners III, L.P.; (5) Morgan Stanley Venture Investors III, L.P.; (6) The Morgan Stanley Venture Partners Entrepreneur Fund, L.P.; (7) MSDW Capital Partners IV, Inc.; (8) MSDW Capital Partners IV, LLC; and (9) Morgan Stanley Dean Witter Capital Investors IV, L.P.

     Item 7. Material to be Filed as Exhibits.

      Exhibit 2: Joint Filing Agreement among the Reporting Persons.

SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2004

METALMARK CAPITAL LLC

By:	/s/ Kenneth F. Clifford

	Name:	Kenneth F. Clifford
	Title:	Chief Financial Officer

MORGAN STANLEY DEAN WITTER CAPITAL PARTNERS IV, L.P.

By:	MSDW Capital Partners IV, LLC, as
General Partner

By:	Metalmark Subadvisor LLC, as attorney-in-fact

By:	/s/ Kenneth F. Clifford

	Name:	Kenneth F. Clifford
	Title:	Chief Financial Officer

MSDW IV 892 INVESTORS, L.P.

By:	MSDW Capital Partners IV, LLC, as General Partner

By:	Metalmark Subadvisor LLC, as attorney-in-fact

By:	/s/ Kenneth F. Clifford

	Name:	Kenneth F. Clifford
	Title:	Chief Financial Officer

SCHEDULE A

OFFICERS AND MANAGING MEMBER OF

METALMARK CAPITAL LLC

     The names of the members and the names and titles of the officers of Metalmark Capital LLC (“Metalmark”) are set forth below. The business address of each of the persons listed below is 1177 Avenue of the Americas, 40th Floor, New York, NY 10036. Unless otherwise indicated, each title set forth opposite an individual’s name refers to his title at Metalmark and each individual is a United States citizen.

Name, Business Address	Title

Howard I. Hoffen	Managing Member
Chairman, Chief Executive Officer and Managing Director

Michael C. Hoffman	Managing Director

Jeffrey M. Siegal	Managing Director

John J. Moon	Managing Director

Leigh J. Abramson	Managing Director

Eric T. Fry	Managing Director

Kenneth F. Clifford	Chief Financial Officer and Managing Director